FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2004

                           HOLMES FINANCING (No. 7) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 7) PLC
 Profit & Loss Account
 Period ended 15 April 2004

                                               This Quarter       Prior Quarter
                                                (pound)'000         (pound)'000

 Interest receivable - Inter-company loan          22,906              23,985
 Interest receivable - Cash deposits                    -                   -
                                               -------------------------------
                                                   22,906              23,985

 Interest payable - Notes                        (22,906)            (23,985)
 Interest payable
                                               -------------------------------
                                                 (22,906)            (23,985)

                                               -------------------------------
 Net operating income                                   -                   -

 Other income                                           -                   -
 Operating expenses                                     -                   -

                                               -------------------------------
 Profit on ordinary activities before taxation          -                   -

 Taxation                                               -                   -

                                               -------------------------------
 Profit on ordinary activities after taxation           -                   -

 Dividend                                               -                   -

 Retained profit brought forward                      (0)                 (0)

                                               -------------------------------
 Retained profit carried forward                      (0)                 (0)
                                               ===============================

 Holmes Financing (No. 7) PLC
 Balance Sheet
 Period ended 15 April 2004

                                                                     (pound)'000

 Fixed asset investments
 Loans to Funding                                                      1,921,230

 Current assets

 Cash at bank                                                  13

                                                          -----------
                                                               13
                                                          -----------

 Creditors: Amounts falling due within one year
 Sundry creditors                                               -
                                                          -----------
                                                                -
                                                          -----------

 Net current assets                                                           13

                                                                    ------------
 Total assets less current liabilities                                1,921,243

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                         (1,921,230)

                                                                    ------------
 Net assets                                                                  13
                                                                    ============

 Capital and reserves
 Share capital                                                               13
 Reserves                                                                     -
                                                                    ------------
                                                                             13
                                                                    ============

Holmes Financing (No. 7) PLC
 Notes Outstanding
 Period ended 15 April 2004

                                           Series 1 Class A   Series 2 Class A   Series 3 Class A   Series 4 Class A1
 Moody's current rating                                 P-1                Aaa                Aaa                 Aaa
 S&P current rating                                    A-1+                AAA                AAA                 AAA
 Fitch Ratings current rating                           F1+                AAA                AAA                 AAA

                                                                                                    Series 4 Class A2
 Moody's current rating                                                                                           Aaa
 S&P current rating                                                                                               AAA
 Fitch Ratings current rating                                                                                     AAA

                                           Series 1 Class B   Series 2 Class B   Series 3 Class B    Series 4 Class B
 Moody's current rating                                 Aa3                Aa3                Aa3                 Aa3
 S&P current rating                                      AA                 AA                 AA                  AA
 Fitch Ratings current rating                            AA                 AA                 AA                  AA

                                           Series 1 Class M   Series 2 Class M   Series 3 Class M    Series 4 Class M
 Moody's current rating                                  A2                 A2                 A2                  A2
 S&P current rating                                       A                  A                  A                   A
 Fitch Ratings current rating                             A                  A                  A                   A

                                           Series 1 Class A   Series 2 Class A   Series 3 Class A   Series 4 Class A1
                                                          $                  $                  $              (euro)
 Initial note balance                           750,000,000      1,250,000,000        500,000,000         500,000,000
 Previous quarter's note principal              375,000,000      1,250,000,000        500,000,000         500,000,000
 Note redemptions                             (375,000,000)

 Outstanding note principal                               -      1,250,000,000        500,000,000         500,000,000

                                                                                                    Series 4 Class A2
                                                                                                              (pound)
 Initial note balance                                                                                     250,000,000
 Previous quarter's note principal                                                                        250,000,000
 Note redemptions
 Outstanding note principal                                                                               250,000,000

                                           Series 1 Class B   Series 2 Class B   Series 3 Class B    Series 4 Class B
                                                          $                  $            (pound)              (euro)
 Initial note balance                            22,500,000         37,500,000         15,000,000          41,000,000
 Previous quarter's note principal               22,500,000         37,500,000         15,000,000          41,000,000
 Note redemptions
 Outstanding note principal                      22,500,000         37,500,000         15,000,000          41,000,000

                                           Series 1 Class M   Series 2 Class M   Series 3 Class M    Series 4 Class M
                                                          $                  $            (pound)              (euro)
 Initial note balance                            38,250,000         63,750,000         20,000,000          56,000,000
 Previous quarter's note principal               38,250,000         63,750,000         20,000,000          56,000,000
 Note redemptions
 Outstanding note principal                      38,250,000         63,750,000         20,000,000          56,000,000


                                           Series 1 Class A   Series 2 Class A   Series 3 Class A   Series 4 Class A1

 Note interest margins                                  (4)                 15                 23                 26
 Step up dates                                   16/04/2004         16/01/2008         16/04/2008          16/04/2008

 Step up margins                                        N/A                N/A                 46                 52

                                                                                                    Series 4 Class A2
 Note interest margins                                                                                             26
 Step up dates                                                                                             16/04/2008
 Step up margins                                                                                                   52

                                           Series 1 Class B   Series 2 Class B   Series 3 Class B    Series 4 Class B
 Note interest margins                                   23                 35                 50                 53
 Step up dates                                   16/04/2008         16/04/2008         16/04/2008          16/04/2008
 Step up margins                                         46                 70                100                106

                                           Series 1 Class M   Series 2 Class M   Series 3 Class M    Series 4 Class M
 Note interest margins                                   75                 80                 80                  80
 Step up dates                                   16/04/2008         16/04/2008         16/04/2008          16/04/2008
 Step up margins                                        150                160                160                 160


 Interest payment cycle         Quarterly
 Interest payment date          15th or next business day
 Next interest payment date     15/07/2004

 Funding Liquidity Reserve Fund
 ------------------------------
 The Funding Liquidity Reserve Fund may be used to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan and will be funded initially from Funding available revenue receipts in accordance with the Funding pre-enforcement revenue priority of payments.

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                               This Quarter      Prior Quarter
                                               (pound)'000        (pound)'000


 Interest receivable - Mortgages less Swaps        146,717            144,198

 Interest receivable - Cash Deposits                 9,399              8,573
                                              --------------------------------

                                                   156,117            152,771

 Interest payable - Inter-company loans          (145,154)          (144,219)
 Interest payable - Start up loans                   (878)              (747)
                                              --------------------------------
                                                 (146,032)          (144,966)

                                              --------------------------------

 Net operating income                               10,085              7,805


 Other income                                        4,437              4,842


 Operating expenses                                (4,958)           (13,043)
 Deferred consideration                            (8,658)            (6,986)

                                              --------------------------------

 Profit/(loss) on ordinary
 activities before taxation                            906            (7,382)


 Taxation                                              880              3,027

                                              --------------------------------

 Profit/(loss) on ordinary
 activities after taxation                           1,786            (4,355)


 Dividend                                                -                  -

 Retained profit/(loss) brought forward           (15,247)           (10,892)

                                              --------------------------------
 Retained profit/(loss) carried forward           (13,461)           (15,247)
                                              ================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                     (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     16,468,362
 Beneficial interest in Trust cash at bank

 Current assets

 Amounts owed by Trustee                                   26,352

 Deferred expenditure (costs of securing)                  27,801

 Sundry debtors                                                36

 Deferred taxation / group relief receivable                8,277
 Cash at bank:

      Reserve funding                                     413,751

      Transaction account                                   3,418

      Funding GIC account                                 254,085
                                                       ------------

                                                          733,719
                                                       ------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                          169,918

 Interest payable - start up loans                          6,040


 Interest payable - Inter-company loans                       497

 Sundry creditors                                         188,185

 Corporation Taxation                                          37
                                                       ------------

                                                          364,677
                                                       ------------


 Net current assets                                                     369,041

                                                                  --------------
 Total assets less current liabilities                               16,837,404

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                               (16,740,350)
 Start up loans                                                       (110,514)

                                                                  --------------
 Net assets                                                            (13,461)
                                                                  ==============

 Capital and reserves

 Share capital ((pound)2)                                                     -
 Reserves                                                              (13,461)
                                                                  --------------
                                                                       (13,461)
                                                                  ==============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2004


                                                      (pound)'000                  (pound)'000             (pound)'000

 Balance on cash accumulation ledger                                                   250,000
                                                                     ==========================

 Available credit enhancement

                                                  First Reserve             Second Reserve          Funding Reserve

 Reserve funds at closing                                 338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------

 Initial closing reserve funds                            292,046                       56,891                       -

 Drawings to make bullet repayment                              -                            -                       -

 Other drawings                                                 -                            -                       -

 Transfers from revenue receipts                           45,954                     (48,913)                  67,773
                                                ------------------   --------------------------------------------------

 Closing reserve balance                                  338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------


 Target reserve funds                                     338,000                        7,978                  70,000
                                                ==================   ==================================================

 Principal deficiency ledger                                  AAA                           AA                     BBB

 Opening PDL balance                                          Nil                          Nil                     Nil

 Losses this quarter                                            -                            -                       -

 PDL top up from revenue income                                 -                            -                       -
                                                -----------------------------------------------------------------------

 Closing PDL balance                                          Nil Nil                      Nil                     Nil
                                                =======================================================================


 Start up loan outstanding


 Opening balance                                                                        74,676
                                                                     --------------------------


 First start up loan
 (incl. accrued interest)                                                               14,792

 Second start up loan
 (incl. accrued interest)                                                               14,742

 Third start up loan                                                                    17,500

 Fourth start up loan                                                                    7,500

 Fifth start up loan                                                                     5,100

 Sixth start up loan                                                                     6,100

 Seventh start up loan                                                                   3,780

 Eigth start up loan                                                                    41,000
                                                                     --------------------------

                                                                                       110,514

 Accrued interest                                                                        6,040

 Repayments made                                                                             -
                                                                     --------------------------

 Closing balance                                                                       116,554
                                                                     ==========================


 Liquidity facility


 Liquidity facility limit                                                               25,000

 Liquidity facility drawn                                                                    -

 Liquidity facility available                                                           25,000




Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                                                        This Quarter                  Prior Quarter
                                                                         (pound)'000                    (pound)'000

 Interest receivable - Mortgages                                             291,441                        280,939
 Interest receivable - Cash Deposits                                           4,137                          4,617
                                                          ----------------------------------------------------------
                                                                             295,578                        285,556

 Interest payable - Mortgages                                              (291,441)                      (280,939)
 Interest payable - Cash Deposits                                            (4,137)                        (4,617)
                                                          ----------------------------------------------------------
                                                                           (295,578)                      (285,556)

                                                          ----------------------------------------------------------
 Net operating income                                                              -                              -

 Fees receivable                                                               4,129                          4,004
 Fees payable                                                                (4,129)                        (4,004)

 Operating expenses                                                          (4,025)                        (3,135)
 Provision charges                                                               119                       (14,370)
 Other income                                                                  3,906                         17,505

                                                            --------------------------------------------------------
 Profit on ordinary activities before taxation                                     -                              -

 Taxation                                                                                                         -

                                                            --------------------------------------------------------
 Profit on ordinary activities after taxation                                      -                              -

 Dividend                                                                          -                              -

 Retained profit brought forward                                                   -                              -

                                                            --------------------------------------------------------
 Retained profit carried forward                                                   -                              -
                                                            ========================================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                  (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                    28,938,803

 Current assets
 Bank interest receivable                                  408
 Cash at bank                                          388,504
 Other debtors                                               5
 Accrued interest receivable                            42,528


                                                    -------------
                                                       431,445
                                                    -------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                  16,564
 Amounts due to Funding                                 26,352
 Sundry creditors                                           26
                                                    -------------
                                                        42,941
                                                    -------------

 Net current assets                                                   388,504

                                                                --------------
 Total assets less current liabilities                             29,327,307

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                  (12,470,441)
 Funding share of mortgage loans                                 (16,468,362)

 Seller share of cash at bank                                       (388,504)
 Funding share of cash at bank                                              -

                                                                --------------
 Net assets                                                               (0)
                                                                ==============

 Capital and reserves
 Share capital ((pound)2)                                                   0
 Reserves                                                                   0
                                                                --------------
                                                                            0
                                                                ==============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HOLMES FINANCING (No. 7) PLC




      Dated: May 20,  2004                   By /s/ Karen Carson
                                               (Authorised Signatory)